                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)

                                  ORETECH, INC.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   686156 10 0
                                   -----------
                                 (CUSIP Number)

                               David E. Wise, Esq.
                               432 Glorietta Blvd.
                               Coronado, CA 92118
                                 (619) 437-4132

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 31, 2003
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.:  686156 10 0                                        PAGE 2 OF 5 PAGES

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   1 NAMES OF REPORTING PERSONS                             Stephen D. Cummins

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS (SEE INSTRUCTIONS)                               PF      OO

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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [ ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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     NUMBER OF SHARES BENE-       7 SOLE VOTING POWER        4,000,000 shares of
     FICIALLY OWNED BY                                       Common Stock
     EACH REPORTING PERSON WITH:
                                  8 SHARED VOTING POWER      -0-

                                  9 SOLE DISPOSITIVE POWER   4,000,000 shares of
                                                             Common Stock

                                 10 SHARED DISPOSITIVE POWER -0-

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  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          4,000,000 shares of common stock

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  12 CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS) [  ]

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  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).          12.50 % of
                                                                  Common Stock
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  14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     IN

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                                  Schedule 13D

                           --------------------------

CUSIP NO.:  686156 10 0

ITEM 1.           SECURITY AND ISSUER
-------           -------------------

This statement relates to the common stock, $0.001 par value, of Oretech, Inc., a Nevada corporation ("Oretech" or the "Issuer"). The address of Oretech's principal office is 309 State Docks Road, Phenix City, Alabama 36869.

ITEM 2.           IDENTITY AND BACKGROUND
-------           -----------------------

         (a)      Name
                  ----

                  Stephen D. Cummins

         (b)      Business Address
                  ----------------

                  309 State Docks Road, Phenix City, Alabama 36869.

         (c)      Present Principal Occupation
                  ----------------------------

                  Mr. Cummins is the Chairman of the Board, Chief Executive Officer and a Director of Oretech, having been elected to such offices effective March 31, 2003.

         (d) During the last five years, Mr. Cummins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Cummins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship
                  -----------

                  United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------           -------------------------------------------------

                  Mr. Cummins owned shares in Oretech Corporation, which corporation was acquired by Oretech effective March 31, 2003. Mr. Cummins' shares in Oretech Corporation were exchanged for 4,000,000 shares of Oretech Common Stock as part of said acquisition.

                                  Schedule 13D

                             -----------------------

CUSIP NO.:  686156 10 0

ITEM 4.           PURPOSE OF TRANSACTION
-------           ----------------------

                  Mr. Cummins acquired 4,000,000 shares of Common Stock as a consequence of the acquisition described in Item 3 above; and all of such shares were acquired for investment purposes. Mr. Cummins currently has no plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of Oretech or the disposition of securities of Oretech;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Oretech or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Oretech or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Oretech, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of Oretech;

                  (f) Any other material change in Oretech's business or corporate structure;

                  (g) Changes in Oretech's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Oretech by any person;

                  (h) Causing a class of securities of Oretech to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Digital Bridge becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
-------           ------------------------------------

         (a)      Aggregate Number and Percentage of Securities
                  ---------------------------------------------

                  According to the most recently available information, there are approximately 32,000,000 shares of Common Stock outstanding. Mr. Cummins beneficially owns 4,000,000 shares of Common Stock or approximately 12.50% of the outstanding shares.

         (b)      Power to Vote and Dispose
                  -------------------------

                  Mr. Cummins has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 4,000,000 shares of the Common Stock owned directly by him.

         (c)      Transactions within the Past 60 Days
                  ------------------------------------

                  Mr. Cummins has not engaged in any transactions in Common Stock of Oretech during the past sixty days other than the transaction described in Item 3 and Item 4.

         (d)      Certain Rights of Other Persons
                  -------------------------------

                  Not applicable.

         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
-------           -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER
                  -----------------------------------

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
-------           --------------------------------

                  Not applicable.

SIGNATURES
----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      September 15, 2003
                                                      (Date)

                                                      /s/ Stephen D. Cummins.
                                                      --------------------------
                                                      Signature

                                                      Stephen D. Cummins.
                                                      --------------------------
                                                      Name